EXHIBIT 99.1

Hydro Signs Agreement to Sell Polymers Business

OSLO, Norway, May 21, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA has entered into an agreement to sell its polymers activities to the UK-based chemicals company INEOS for approximately NOK 5.5 billion for net debt and equity as of 31 December 2006. The agreement represents a good, long-term industrial solution for Hydro's polymers business.

The agreed payment is subject to closing adjustments including changes in equity until the closing of the transaction, which is expected in the third quarter 2007. Hydro expects a gain on the transaction of approximately NOK 400 million after tax, based on International Financial Reporting Standards (IFRS).

"Our polymers business has shown a remarkable development and now ranks among the best in the European petrochemicals industry. Together with European industry leader INEOS, we will contribute to creating a new industry champion, well positioned to pursue opportunities for long-term growth. We believe this solution will contribute to a continued strong development of the polymers business," said Hydro President and CEO Eivind Reiten.

"This is an important acquisition for INEOS," said Chief Executive Jim Ratcliffe of INEOS, the world's third-largest chemicals company. "Hydro's polymers business has a good fit within the INEOS portfolio. Its people, assets and technology represent a significant opportunity for continued growth in this area," he said.

The deal with INEOS is in line with Hydro's strategy to focus on aluminium and power production and divest non-core assets. The company has considered divesting or listing its polymers unit, which was recently named Kerling ASA. Following the agreement with INEOS, the application for listing on the Oslo Stock Exchange will be withdrawn.

The transaction is subject to clearance by EU competition authorities and other relevant anti-trust bodies. The sale of the 29.7 percent ownership interest in Qatar Vinyl Company (QVC) is subject to pre-emption rights.

With production facilities in Norway, Sweden and the UK, Kerling is a major player in the northern European market for the plastics raw material polyvinyl chloride (PVC), the intermediary product vinyl chloride monomer (VCM) and caustic soda used primarily in the Nordic pulp and paper industry. In 2006, the revenues of Hydro's polymers business (US GAAP as reported by Hydro) rose 25 percent to NOK 6,873 million from NOK 5,512 million in 2005.

Kerling, which employs about 1,200 people, also has interests in joint venture petrochemical operations, including the ethylene cracker at Rafnes Norway, operations in Qatar and China as well as a stake in the Portuguese PVC producer CIRES listed on Euronext in Lisbon. Kerling is a wholly-owned subsidiary of Hydro, the Norwegian-based energy and aluminium supplier.

INEOS is a rapidly growing manufacturer of petrochemicals, specialty and intermediate chemicals and polymers. It comprises 68 manufacturing facilities in 17 countries worldwide. INEOS employs around 15,000 and has annual sales of more than USD 33 billion.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor contact
Ada Christiane Rieker
Telephone: +47 22538483
Cellular:  +47 95182718
E-mail:    ada.christiane.rieker@hydro.com

Press contact
Ragnvald Bertheussen
Telephone: +47 35922602
Cellular:  +47 90026226
E-mail:    Ragnvald.Bertheussen@hydro.com

Press contact
Cecilie Ditlev-Simonsen
Telephone: +47 22532097
Cellular:  +47 41559250
E-mail:    Cecilie.Ditlev-Simonsen@hydro.com